Exhibit 21.1

Subsidiaries of the Partnership

Company	State of Organization

Birmingham BioEnergy Partners, LLC	Texas
BlendStar LLC	Texas
Green Plains Ethanol Storage LLC	Delaware
Green Plains Logistics LLC	Delaware
Green Plains Operating Company LLC	Delaware